ⓘnvestor


05008484

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

May 23, 2005

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure



THE CARLYLE GROUP



Access Industries, The Carlyle Group and Investor AB to sell Bredbandsbolaget to Telenor

23rd May 2005 – The investors in Bredbandsbolaget (B2), Access Industries, The Carlyle Group and Investor AB, today announce that they have signed an agreement to sell B2 to Telenor.

In 1999 Bredbandsbolaget was a start-up business with 20 employees and 50 subscribers. The business plan was to build a fibre network across Sweden to provide home and business users with fast broadband access. The investor group funded the build-out of a national network, working very closely with the management team to focus the business, build revenues and subscribers and expand the service offerings. Bredbandsbolaget is now the second largest broadband provider in the Swedish market with a market share of 24%.

Marcus Wallenberg, CEO and President of Investor AB said, “"Bredbandsbolaget has developed into a profitable and strong player in the Swedish broadband market. The efforts of many people are behind this success, not least the work of the management and Board. Today's transaction will give the company a solid platform for continuing its successful development."

“The sale of B2 to Telenor is an excellent move for us strategically, and we look forward to working with Telenor to take B2 to the next stage in its development. We are very grateful to our investors for their continued support throughout the development of B2, from start-up in 1999 to the established and profitable company it is today,” said Peder Ramel, CEO of Bredbandsbolaget.

Benoît Colas, Managing Director, The Carlyle Group said, “The B2 management team have done an outstanding job of building the company and capitalizing on new opportunities to increase market share and develop premier services for customers. We are particularly grateful to Jan Stenberg, who has been Chairman of B2 since 2000, whose support to the company in good and bad times, industry expertise, and credibility in the Swedish marketplace have greatly contributed to B2's success.”

Len Blavatnik, Chairman and President of Access Industries said, "B2 has rightfully earned a strong reputation for excellence and innovation in the Swedish broadband market. The company has an exceptionally strong management team and committed employees. It has been a pleasure to work closely with B2 management and the Board over the past four years to help make B2 a success for both its customers and shareholders. I am confident that Telenor will build on B2's strengths and that B2 will continue to provide unparalleled broadband service to its customers."

The investors were advised by Deutsche Bank and Carnegie, and Advokatfirman Vinge.

###

Notes for Editors:

The current shareholdings in Bredbandsbolaget are: 41% Access Industries, 29% Investor AB, 22% The Carlyle Group, 8% Other.

For further information please contact:

Peter L. Thoren, Executive Vice President, Access Industries
Tel: +1 212 247 6400
Email: pthoren@accind.com

Fredrik Lindgren, Vice President Corporate Communications, Investor AB
Tel: +46 8 614 2031 / +46 735 24 2031
Email: fredrik.lindgren@investorab.com

Katherine Elmore-Jones, Director of European Communications, The Carlyle Group
Tel: +44 207 894 1560 / +44 7796 276730
Email: Katherine.elmorejones@carlyle.com

Bredbandsbolaget
Bredbandsbolaget is Sweden's second largest broadband operator with 325,000 residential subscribers and 10,000 business subscribers. Within Voice-over-IP, Bredbandsbolaget is the leading supplier with 80,000 subscribing households. Since November 2004, Bredbandsbolaget also offers IP-TV services. The company was founded in 1998 and has approximately 290 employees. See www.bredbandsbolaget.se for further information.

Access Industries
Access Industries, founded by Chairman and President Len Blavatnik in 1986, is a privately held, U.S.-based industrial holding company with investments worldwide. Access has long-term strategic interests in the oil, aluminum, coal, real estate, technology, telecommunications and media sectors.

Investor AB
Investor is the largest industrial holding company in the Nordic region. For almost a century, the business concept has been to build best-in-class companies in sectors where Investor has a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.

The Carlyle Group
The Carlyle Group is a global private equity firm with more than $25 billion under management. Carlyle invests in buyouts, venture capital, real estate and leveraged finance in North America, Europe and Asia, focusing on telecommunications & media, technology & business services, aerospace, automotive & transportation, consumer & retail, energy & power and industrial. Since 1987, the firm has invested $13 billion of equity in 377 transactions.

Investor

Disclosure notice

Stockholm, May 19, 2005

Investor's share of the voting rights and share capital in SEB has changed through the divestment of 15,244,400 A-shares.

After the divestment, Investor's holding in SEB amounts to 123,027,895 A-shares corresponding to 18.2 percent of the votes and 17.5 percent of the capital. On March 31, 2005, Investor's holding in SEB amounted to 20.4 percent of the votes and 19.6 percent of the capital.

For further information:

Fredrik Lindgren, Vice President, Corporate Communications,
+46 8 614 20 31, +46 735-24 20 31

Oscar Stege Unger, Investor Relations Manager,
+46 8 614 20 59, 070-624 20 59

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm, Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com